

July 26, 2024

Charles K. Griffith Jr.
Chief Financial Officer
CPS Technologies Corp.
111 South Worcester Street
Norton, MA 02766-2102

> **Re: CPS Technologies Corp.**
> **Form 10-K for the Fiscal Year Ended December 30, 2023**
> **File No. 001-36807**

Dear Charles K. Griffith Jr.:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 30, 2023
Exhibit 31 Certifications, page i

1.   Refer to the introductory language in paragraph 4 whereby it appears you have omitted the disclosure concerning internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). In this regard, the paragraph 4 introductory should have been: "The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:" Refer to Item 601(b)(31) of Regulation S-K. Please revise by filing an amendment to your December 30, 2023 Annual Report on Form 10-K containing full Item 9A disclosure as well as your audited financial statements. Reference is made to Section No. 246.13 of the Staff's Compliance & Disclosure Interpretations ("C&DIs") of Regulation S-K. The amendment should also include updated Exhibit 31 and 32 Certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Beverly Singleton at 202-551-3328 or Kevin Woody at 202-551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing